                               WEBSIDESTORY, INC.

                                October 10, 2000


VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Mailstop 0409
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Suzanne Hayes

     Re: Request for Withdrawal of Registration Statement on Form S-1, File Number 333-34976 (the "Registration Statement")

Dear Ms. Hayes:

     WebSideStory, Inc. (the "Company") hereby makes application to withdraw the Registration Statement relating to its common stock, par value $0.002 per share (the "Common Stock"), pursuant to Rule 477 under the Securities Act of 1933, as amended. In light of current unfavorable market conditions, the Company has decided not to proceed with a public offering of its Common Stock. The Company represents that no securities have been sold under the Registration Statement and all activity in pursuit of the public offering has been discontinued.

     Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible. Should you have any questions regarding this matter, please contact our attorney, Jeffrey T. Baglio, at 858-677-1458.

                                          Very truly yours,

                                          WebSideStory, Inc.

                                      By: /s/ John J. Hentrich
                                          -------------------------
                                           John J. Hentrich
                                           President and Chief Executive Officer


cc: Pamela Sussman, Nasdaq National Stock Market

    Cameron Jay Rains, Esq., Gray Cary Ware & Freidenrich LLP
    Jeffrey T. Baglio, Esq., Gray Cary Ware & Freidenrich LLP

    Bruce R. Hallet, Esq., Brobeck, Phleger & Harrison LLP
    Scott R. Santagata, Esq., Brobeck, Phleger & Harrison LLP

                               WEBSIDESTORY, INC.

                                October 10, 2000

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Mailstop 0409
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Suzanne Hayes

     Re: Request for Withdrawal of Confidential Treatment Application (the "Confidential Treatment Application") Relating to Exhibits Filed with Registration Statement on Form S-1, File Number 333-34976 (the "Registration Statement")

Dear Ms. Hayes:

     WebSideStory, Inc. (the "Company") hereby makes application to withdraw the Confidential Treatment Application relating to certain exhibits filed with the Registration Statement. In light of current unfavorable market conditions, the Company has decided not to proceed with a public offering of its common stock. The Company represents that no securities have been sold under the Registration Statement and all activity in pursuit of the public offering has been discontinued.

     Accordingly, we request an order granting the withdrawal of the Confidential Treatment Application be issued by the Securities and Exchange Commission as soon as possible. Should you have any questions regarding this matter, please contact our attorney, Jeffrey T. Baglio, at 858-677-1458.

                                        Very truly yours,

                                        WebSideStory, Inc.

                                    By: /s/ John J. Hentrich
                                        -------------------------
                                        John J. Hentrich
                                        President and Chief Executive Officer


cc: Pamela Sussman, Nasdaq National Stock Market

    Cameron Jay Rains, Esq., Gray Cary Ware & Freidenrich LLP
    Jeffrey T. Baglio, Esq., Gray Cary Ware & Freidenrich LLP

    Bruce R. Hallet, Esq., Brobeck, Phleger & Harrison LLP
    Scott R. Santagata, Esq., Brobeck, Phleger & Harrison LLP